UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of Special General Meeting of Shareholders

On March 23, 2017, Gazit-Globe Ltd. the “Company”) reported to the Tel Aviv Stock Exchange (the “TASE”) and the Israeli Securities Authority (the “ISA”) the results of a special general meeting of its shareholders held on March 23, 2017 (the “Meeting”). The sole proposal submitted to the Company's shareholders at the Meeting, consisting of the approval of the terms of compensation for Mr. Dor J. Segal, in his position as Chief Executive Officer (“CEO”) of the Company, was duly approved by the requisite majority (including the special majority) under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the Company’s Articles of Association, as amended.

A description of the proposal was set forth in greater detail in the notice and proxy statement with respect to the Meeting, as amended (the “Notice and Proxy Statement”). The initial version of the Notice and Proxy Statement was annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) which was furnished to the Securities and Exchange Commission (the “SEC”) on February 21, 2017. An amendment to the Notice and Proxy Statement, reflecting a revision to the proposed terms of compensation of Mr. Segal under proposal for the Meeting, was reported on a Form 6-K which was furnished by the Company to the SEC on March 16, 2017.

The foregoing description of the proposal, as so amended, is incorporated herein by reference.

Equity Grant to Chief Executive Officer

On March 23, 2017, the Company also reported to the TASE and the ISA that as a result of the approval received from the Company’s compensation committee, its board of directors (the “Board”) and its shareholders (at the above-described Meeting), the Company has granted certain equity compensation to Mr. Segal, the Company’s CEO. The grant is exempt from registration under the U.S., Canadian, and Israeli securities laws as a private placement.

Under the terms of the grant, Mr. Segal will receive unregistered options to purchase up to an aggregate of 2,965,505 Ordinary Shares of the Company, par value 1.00 New Israeli Shekel (“NIS”) per share (“Ordinary Shares”) (constituting approximately 1.49% of the issued and outstanding share capital of the Company (1.48% on a fully diluted basis)) (the “Options”). The Options reflect a total cost to the Company of approximately NIS 12.9 million, which was determined based on the trading price of the Ordinary Shares as of the date of the Meeting (which constitutes the grant date from an accounting perspective).

The exercise price of the Options is NIS 42 per share, subject to adjustment based on changes in the Israeli Consumer Price Index (the “CPI”) relative to the CPI on the date of the Meeting.

Mr. Segal’s right to exercise any vested Options is subject to the Company’s share price achieving a certain target such that during the 12 months preceding the exercise of the Options, the average trading price of the Ordinary Shares shall not have dropped below NIS 45 for any consecutive 90 day period.

The Options will vest over a period of three years (commencing on January 19, 2017, which is the date on which Mr. Segal began to serve in his position as CEO of the Company) in three equal annual portions, and will expire on the fifth anniversary of the grant date (March 23, 2017, the date the grant was approved by the Company’s shareholders at the Meeting). In the event of the termination of Mr. Segal’s employment as the Company’s CEO for any reason, including death, disability or a resignation that is legally deemed to be a termination by the Company (other than termination due to circumstances in which Mr. Segal would not be entitled to severance compensation, as set forth in his employment agreement), the vesting of all then unvested Options will automatically accelerate, and the expiration date will remain unchanged. If Mr. Segal’s employment is terminated under circumstances in which he would not be entitled to severance compensation, as set forth in his employment agreement, vesting will cease, and he will have a 90 day period following termination to exercise any Options which have already vested.

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Mr. Segal will be entitled to elect between two mechanisms for exercising the Options: (a) a cash payment in full of the exercise price in exchange for the number of Ordinary Shares underlying such payment; or (b) a cashless exercise, pursuant to which, upon exercise, Mr. Segal will receive that number of Ordinary Shares reflecting the aggregate value of the difference between the trading price of the Ordinary Shares on the exercise date and the exercise price of the Options, in which event Mr. Segal will pay the Company the par value of the Ordinary Shares actually issued to him.

The grant of the Options is subject to obtaining the approval of the TASE to list the Ordinary Shares to be issued upon exercise. The number of Ordinary Shares underlying the Options, and the exercise price of the Options, are subject to customary adjustments due to stock splits, dividends, and similar adjustment events to the Company’s share capital, as well as in the event of a merger, reorganization or similar event involving the Company.

For further information concerning Mr. Segal’s compensation terms, including the Options, please see the Notice and Proxy Statement for the Meeting, which was annexed to the Company’s prior Forms 6-K, as described above under “Results of Special General Meeting of Shareholders”.

Closing of Sale of Shares of Canadian Public Subsidiary

On March 24, 2017, the Company reported to the TASE and the ISA the closing, on March 22, 2017, of its previously reported sale of 9,000,000 common shares of the Company’s publicly held Canadian subsidiary, First Capital Realty Inc. (TSX: FCR) (“FCR”) on a “bought deal” basis at a price of C$20.60 per Share to a syndicate of underwriters co-led by TD Securities Inc., National Bank Financial Inc. and CIBC Capital Markets, with gross proceeds to the Company of approximately C$185 million (the “Secondary Offering”).

Following the consummation of the Secondary Offering, the Company holds approximately 79.6 million common shares of FCR, representing approximately 32.7% of FCR’s issued and outstanding share capital (31.3% on a fully diluted basis).

As previously reported, the Secondary Offering will result in the deconsolidation of FCR from the Company’s consolidated financial statements.

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: March 27, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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